

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 6, 2010

Mr. Martin Schneider
Superfund Office Building
P.O. Box 1479
Grand Anse
St. George's, Grenada
West Indies

> **Re:** **Superfund Green, L.P.**
> **Post-effective Amendment No. 1 to Form S-1**
> **Filed July 29, 2010**
> **File No. 333-162132**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 000-51634**

Dear Mr. Schneider:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Post-effective Amendment No. 1 to Form S-1</u>

1. We note that you have included the financial statements for Series A and Series B of Superfund Green, L.P. Given that Superfund Green, L.P. is the registrant, please also provide audited financial statements of Superfund Green, L.P. as a whole in accordance with the requirements of Article 3 of Regulation S-X.

Form 10-K for Fiscal Year Ended December 31, 2009

General

2.   We note that you have included the financial statements for Series A and Series B of Superfund Green, L.P. Given that Superfund Green, L.P. is the registrant, please also provide audited financial statements of Superfund Green, L.P. as a whole in accordance with the requirements of Article 3 of Regulation S-X.

Item 9A. Controls And Procedures

3.   We note that you have provided evaluations and disclosure about the effectiveness of disclosure controls and procedures and internal controls and procedures for Superfund Green, L.P. Please also provide evaluations and disclosure about the effectiveness of disclosure controls and procedures and internal controls and procedures on a series level for each of Series A and Series B, as well as the registrant as a whole. See our Securities Act Sections Compliance and Disclosure Interpretation Question 104.01.

4.   In addition, please disclose that in the certifications you have included as required by Rules 13a-14(a) or 15d-14(a) the certifying officers are certifying as to the registrant as a whole, as well as to each of Series A and Series B.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: James B. Biery, Esq.
        Daniel F. Spies, Esq.